Mail Stop 4561

September 10, 2009

Via U.S. mail and facsimile
John P. Daglis
President, Chief Executive Officer
Axiologix Education Corporation
501 Scarborough Dr., Suite 308E
Egg Harbor Township, NJ 08234

        Re: Axiologix Education Corporation
                     Registration Statement on Form S-1
                     Filed August 13, 2009
                     File No. 333-161321

Dear Mr. Daglis:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note disclosure on your website www.axiologix.net under the "investor relations" tab in which you disclose certain financial projections, including that with the launch of the E*Pad product your revenues are expected to increase from $523,779 year-one to over $38,000,000 in year-five. Please explain why these projections should not be considered "offers" under the Securities Act. Please also tell us when this information was posted, and what the bases are for these projections. Please see the guidance of SEC Release No. 33-5180 as to whether or not you have an "offer." It also does not appear that these projections qualify

for any communications safe-harbor adopted in the Securities Offering Reform, such as Rules 163A, 168, or 169. Please advise.

2.   You disclose that the selling shareholders named in this prospectus are selling 2,687,600 shares in the fee table, cover page, and in the selling shareholders section. However, when you add up the "total number of shares offered for selling shareholders account" in your selling shareholders section the total amounts to 2,757,600. Please advise or reconcile.

Prospectus Cover Page

3.   Please disclose the information required by Item 501(b)(10)(iii) of Regulation S-K, if you intend to use this prospectus before effectiveness.

Prospectus Summary, page 3

4.   Please revise your first paragraph to disclose that from April 29, 2009 (inception) to May 31, 2009, you have incurred accumulated net losses of ($165,439) and that based on your financial history since inception, your independent auditor has expressed doubt as to your ability to continue as a going concern.

5.   Please revise this section to provide a more complete overview of the business model you plan to follow and to provide an overview of what has been accomplished and what remains to be accomplished to develop a viable, sustainable business. Concisely describe the business plan you propose to implement in order for the company to generate revenues. Please disclose what you must accomplish to begin the "sales and marketing of educational software titles," and explain how and when you expect to sell your products. Briefly describe the material steps you must take to reach operational status, as well as estimated costs and timetables for each step.

6.   Please revise here and elsewhere throughout our document to make clear that you hope to become eligible for "quotation" of the OTC Bulletin Board, and not "trading."

Risk Factors, page 4

7.   Item 503(c) of Regulation S-K requires that you "set forth each risk factor under a subcaption that adequately describes the risk." Several of your current risk factor subcaptions do not adequately describe the risk to investors. As examples, we note the following subcaptions:

    • "We will have difficulty attracting and retaining skilled personnel";

- "Non-adoption of web-based education and training products by the general market";
- "We may have a need for continual introduction of new products, and updates of existing products to adapt to frequent changes in technology";
- "We are susceptible to claims of intellectual property infringement"; and
- "We have no experience as a public company."

Please review each risk factor and revise as necessary to succinctly state in your subheading the risks that result from the facts or uncertainties facing the company or this offering.

Selling Shareholders, page 9

8. Please identify the natural person or persons who exercise voting and/or dispositive power over Premier Links, Inc. See Item 507 and Question 140.02 of the Division of Corporation Finance's Compliance and Disclosure Interpretations of Regulation S-K, available at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Description of Securities

Convertible Securities, page 14

9. You disclose that you have not issued and do not have any outstanding securities convertible into shares of common stock or any rights convertible or exchangeable into shares of common stock. However, you appear to have notes payable that are convertible into common stock. Please disclose the material terms of the convertible notes.

Description of Business, page 14

10. You disclose that as part of your expansion plans, you have targeted and made informal commitments with several top producers in sales, marketing, and management software implementation in education technology. Please revise your disclosure to discuss who these informal commitments are with and what will be the nature of these arrangements. In this regard, we note you further disclose that one of your potential "exclusive resellerships" is for Edumedia's E*Pad along with several other complimentary applications. Thus, it appears that you will be only a reseller of products, primarily or exclusively that of Edumedia. Please make the nature of your operations more evident in the first paragraph of this section, and in your prospectus summary.

11. The description of your products appears to be that of Edumedia's products. We note that on your website you prominently describe yourself as the "exclusive

reseller" for Edumedia. Please clarify if this reseller relationship as been formalized or not. If so, the material terms of this relationship should be discussed and the agreement should be filed as an exhibit to this registration statement.

12.   Your sole officer, Mr. John P. Daglis, is also the founder, chief executive officer, president, and chairman of the board of Edumedia, according to disclosure under www.edumedia.net. Please clarify the nature of the relationship between Edumedia and Axiologix, and clarify why Axiologix was formed by Mr. Daglis.

Results of Operations, page 22

13.   We note from your financial statements disclosure that as of May 31, 2009 you had cash of only $4,992 and total current assets of only $16,910. In your plan of operation disclosure, however, you estimate total expenditures over the next 12 months to be $4,398,139, including $672,047 in projected expenses to continue in your present state. Please disclose the current monthly or quarterly rate at which you use cash in your operations, and the rate you expect this figure to increase associated with becoming a publicly reporting company. Disclose also how long your current assets will sustain your business. As you have no revenues from operations to date please enhance your disclosure of how you intend to obtain the necessary financing. Please also expand your appropriate risk factor disclosure on page 4 to provide quantitative information regarding your estimated needs for capital during a minimum of 12 months following the date of the prospectus. See Item 303(a)(1) of Regulation S-K and Instructions 2 and 3 to Item 303(a) of Regulation S-K for more guidance.

Directors, Executive Officers, Promoters and Control Persons, page 23

14.   We note that on your website, under "investor relations-management team" there are three other officers referenced: (1) Denise Tassi-Romito – Vice President and Director of Business Development; (2) Chris Tyson, CNA - Vice President and Director of Technology; and (3) Roberta Sinclair – Senior Account Executive. Please clarify if any are executive officers required to be disclosed under Item 401(b) of Regulation S-K. See the definition of executive officer as provided by Exchange Act Rule 3b-7.

15.   Please identify each director that is independent under the applicable definition of paragraph (a)(1) of Item 407 of Regulation S-K.

Executive Compensation

Summary Compensation Table, page 26

16.   Please disclose in a footnote how you accounted for the stock awards. See Item
       402(n)(2)(v) of Regulation S-K and the instruction thereto.

Certain Relationships and Related Transactions, page 27

17.   You disclose in this section that there have been no transactions with related
       persons since your formation. However, you disclose in note 4 to your
       consolidated financial statements multiple arrangements with related persons.
       Please revise to disclose all such transactions required to be disclosed by Item
       404(d) of Regulation S-K. For any transaction that you determine to be with a
       related person, please also file such agreement as a material contract pursuant to
       Item 601(b)(10)(ii)(A) of Regulation S-K.

Financial Statements, page 29

18.   We note that the Company presents a statement of operations, statement of cash
       flows and statement of stockholders' equity from April 29, 2009 (inception) to
       May 31, 2009. We also note from your footnote disclosures that the Company
       entered into transactions involving secured promissory notes on April 9, 2009 and
       April 15, 2009. Please clarify that April 29, 2009 is the correct inception date or
       revise your disclosures (including the report of independent registered public
       accounting firm) accordingly.

Notes to the Financial Statements

Note 4 – Related Party Transactions, page F-8

19.   We note that on April 15, 2009, the Company purchased a $10,000 secured
       promissory note from one of your "affiliated companies." With regards to this
       transaction, please provide the following information:

       •   Tell us the name of the related party entity;
       •   Tell us the nature of the relationship with this entity and explain the reasons
           for this transaction;
       •   Describe any other financial or contractual obligations you have with this
           affiliated company; and
       •   Provide the details of your FIN 46R analysis that supports the Company's
           conclusions that you are not required to consolidate this entity. Please ensure
           your response addresses how you considered paragraph 16 of FIN 46R in your
           analysis.

Note 6 – Notes Payable, page F-8

20.   We note that on April 9, 2009, the Company entered into a secured promissory
        note with an individual for $20,000. Please tell us the name of this individual and
        tell us whether any relationships exist between the Company, this individual, and
        the affiliated company from which you purchased the note receivable.

Note 7 – Stockholders' Equity, page F-9

21.   We note that the Company issued 8,740,000 shares of common stock to your
        CEO, three directors and a consultant and that you valued such shares at $0.001
        per share or $8,740. Please tell us how you determined the value of such shares
        on April 29, 2009 (the date of issuance). In this regard, tell us how you
        considered the subsequent sales of common stock on May 4, 2009 at $0.10 per
        share in your valuation. Also, please provide the journal entries you recorded for
        the issuance of these shares.

Part II. Information Not Required in the Prospectus

Recent Sales of Unregistered Compliance, page II-2

22.   We note your disclosure that all shares were issued pursuant to Section 4(2) of the
        Securities Act. Your further disclose that all purchasers "represented" that they
        were sophisticated. However, in an offering relying exclusively on Section 4(2)
        for an exemption from registration, all offerees who purchase must possess the
        requisite level of sophistication (i.e., you cannot rely on the representations of the
        purchasers). Please clarify your disclosure. See Question 260.02 of the Division
        of Corporation Finance's Compliance and Disclosure Interpretations for
        Securities Act Rules, available at
        http://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm.

23.   Please explain your reference to Regulation S under "Regulatory Compliance," as
        it appears that you have relied upon Section 4(2) for the issuances of your
        unregistered securities.

Exhibits, page II-3

Exhibit 5.1

24.   Your legality opinion does not appear to address the legality of the securities
        being registered for resale. It appears to only address the initial issuances of such
        securities. Please revise or advise.

****

As appropriate, please amend your filing in response to these comments. Each responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with each amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty at (202) 551-3271 or, in his absence, the undersigned at (202) 551-3735 with any other questions.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile (206) 493-2777
        Faiyaz Dean, Esq.
        Dean Law Corp.